SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                AMENDMENT NO. 3
                                       TO
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                            POLYAIR INTER PACK INC.
               -------------------------------------------------
                                (Name of Issuer)
                           Common Stock, No Par Value
               -------------------------------------------------
                         (Title of Class of Securities)
                                  731 912 101
               -------------------------------------------------
                                 (CUSIP NUMBER)

                           Dennis P. McConnell, Esq.
                        c/o Dolgenos Newman & Cronin LLP
                                96 Spring Street
                            New York, New York 10012
                                 (212) 925-2800

                                      and

                            Scott M. Williams, Esq.
                          c/o McDermott, Will & Emery
                             227 West Monroe Street
                            Chicago, Illinois 60606
                                 (312) 984-3656
               -------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 5, 2005
               -------------------------------------------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No.  731 912 101
------------------------------------------------------------------------------
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Glencoe Skydome Holdings, L.P.
----------------------------------------------------------------------
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]  (b) [X]
----------------------------------------------------------------------
SEC USE ONLY
----------------------------------------------------------------------
SOURCE OF FUNDS*
OO
----------------------------------------------------------------------
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e) [ ]
----------------------------------------------------------------------
CITIZENSHIP OR PLACE OF ORGANIZATION
USA
----------------------------------------------------------------------
NUMBER OF                  7        SOLE VOTING POWER
SHARES                     0   shares
---------------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
OWNED BY                   3,503,709
---------------------------------------------------------
EACH                       9        SOLE DISPOSITIVE POWER
REPORTING                           1,827,667 shares
---------------------------------------------------------
PERSON WITH                10       SHARED DISPOSITIVE POWER

                                    0
----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,827,667 shares
----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*  [ X]
-----------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         27.0%
-----------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
PN
-----------------------------------------------------------------
 *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No.  731 912 101
------------------------------------------------------------------------------
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Glencoe Capital, LLC
----------------------------------------------------------------------
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]  (b) [X]
----------------------------------------------------------------------
SEC USE ONLY
----------------------------------------------------------------------
SOURCE OF FUNDS*
OO
----------------------------------------------------------------------
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e) [ ]
----------------------------------------------------------------------
CITIZENSHIP OR PLACE OF ORGANIZATION
USA
----------------------------------------------------------------------
NUMBER OF          7        SOLE VOTING POWER
SHARES                             0 shares
                  ---------------------------------------
BENEFICIALLY       8        SHARED VOTING POWER
OWNED BY                           3,503,709
                  ---------------------------------------
EACH               9        SOLE DISPOSITIVE POWER
REPORTING                          1,827,667 shares
                  ---------------------------------------
PERSON WITH        10       SHARED DISPOSITIVE POWER
                                   0 shares
----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,827,667 shares
----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*  [ X]
-----------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         27.0%
-----------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
CO
-----------------------------------------------------------------
 *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No.  731 912 101
------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Glencoe Skydome GP, Inc.
----------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]  (b) [X]
----------------------------------------------------------------------
3. SEC USE ONLY
----------------------------------------------------------------------
4. SOURCE OF FUNDS*
         OO
----------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e) [ ]
----------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION
        USA
----------------------------------------------------------------------
NUMBER OF                  7        SOLE VOTING POWER
SHARES                                  0  shares
             --------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
OWNED BY                               3,503,709
             --------------------------------------------
EACH                       9        SOLE DISPOSITIVE POWER
REPORTING                           1,827,667 shares
             --------------------------------------------
PERSON WITH                10       SHARED DISPOSITIVE POWER

                                    0
----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,827,667 shares
----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*  [ X]
-----------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         27.0%
-----------------------------------------------------------------
13       TYPE OF REPORTING PERSON*
CO
-----------------------------------------------------------------
 *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No.  731 912 101
------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Consolidated Mercantile Incorporated
----------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]  (b) [X]
----------------------------------------------------------------------
3.  SEC USE ONLY
----------------------------------------------------------------------
4.  SOURCE OF FUNDS*
       WC
----------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [ ]
----------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Ontario, Canada
----------------------------------------------------------------------
NUMBER OF          7        SOLE VOTING POWER
SHARES                           0 shares
                  ---------------------------------------
BENEFICIALLY       8        SHARED VOTING POWER
OWNED BY                            3,793,547 shares
                  ---------------------------------------
EACH               9        SOLE DISPOSITIVE POWER
REPORTING                           1,549,842 shares
                  ---------------------------------------
PERSON WITH       10       SHARED DISPOSITIVE POWER
                                    0 shares
----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,549,842 shares
----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*  [X ]
-----------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  22.9%
-----------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                  CO
-----------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 731 912 101
------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fred A. Litwin
-----------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ] (b) [x ]
------------------------------------------------------------------------
3. SEC USE ONLY
-----------------------------------------------------------------------
4. SOURCE OF FUNDS*
         WC
-----------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [ ]
-----------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION
       Ontario, Canada
-----------------------------------------------------------------------
NUMBER OF          7        SOLE VOTING POWER
SHARES                           0 shares
                  ----------------------------------------
BENEFICIALLY       8        SHARED VOTING POWER
OWNED BY                         3,793,547   shares
                  ----------------------------------------
EACH               9        SOLE DISPOSITIVE POWER
REPORTING                        1,574,842 shares
                  ----------------------------------------
PERSON WITH        10       SHARED DISPOSITIVE POWER
                                 0 shares
------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,574,842 shares
-----------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*  [X ]
-----------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  23.3%
-----------------------------------------------------------------
14                TYPE OF REPORTING PERSON*
                  IN
-----------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 731 912 101
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Henry Schnurbach
-----------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]  (b) [x ]
------------------------------------------------------------------------
3. SEC USE ONLY
------------------------------------------------------------------------
4. SOURCE OF FUNDS*
        WC
------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [ ]
------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION
     Ontario, Canada
------------------------------------------------------------------------
NUMBER OF          7        SOLE VOTING POWER
SHARES                        0 shares
                  ----------------------------------------
BENEFICIALLY       8       SHARED VOTING POWER
OWNED BY                      101,200 shares
                  ----------------------------------------
EACH               9       SOLE DISPOSITIVE POWER
REPORTING                     101,200 shares
                  ----------------------------------------
PERSON WITH        10      SHARED DISPOSITIVE POWER
                              0 shares
-----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  101,200 shares
-----------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*  [ ]
-----------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.5%
-----------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
-----------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 731912101

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated February 25, 2004, as amended by Amendment No. 1 dated March 10, 2004 and Amendment No. 2 dated January 7, 2005 (as amended, the "Schedule 13D"). This Amendment to the
Schedule 13D relates to the shares of Common Stock, no par value (the "Common Stock") of Polyair Inter Pack, Inc., an Ontario corporation (the "Issuer"). There are 6,758,350 shares of Common Stock issued and outstanding.

Item 1.     SECURITY AND ISSUER.

No material change.


ITEM 2.   IDENTITY AND BACKGROUND

     No material change.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On April 5, 2005, Mr. Henry Schnurbach exercised 160,000 options to purchase Common Stock and subsequently sold the underlying shares in the public market. While there is a shareholders' agreement among the Reporting Persons, the shares which were issued pursuant to the exercise of options were not covered by the agreement, therefore, Mr. Schnurbach exercised sole dispositive power over the shares sold and solely profited and/or benefited from the transaction. Accordingly, Mr. Schnurbach sold these shares without any consultation or participation of any other Reporting Person to this Schedule 13D as none was required.

ITEM 4.   PURPOSE OF THE TRANSACTION

     No material change.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended and restated in its entirety as follows:

Amount Beneficially Owned:

     CMI is the beneficial owner of 1,549,842 shares of Common Stock, which represents 22.9% of the outstanding Common Stock.

     By virtue of his direct and indirect beneficial ownership of 53.7% of CMI, and other holdings which aggregate less than 5% of Common Stock, Mr. Litwin is, indirectly, the beneficial owner of 1,574,842 shares of Common Stock, which represents 23.3% of the outstanding Common Stock.

     Mr. Schnurbach is the beneficial owner of 101,200 shares of Common Stock, which represents 1.5% of the outstanding Common Stock.

     GSH is the owner of record of 1,827,667 shares of Common Stock, which represents 27.0% of the outstanding Common Stock. Glencoe GP, as the general partner of GSH, and Glencoe Capital, as the controlling entity of Glencoe GP, may be deemed to have indirect beneficial ownership with respect to these shares.

Number of shares as to which such person has:

         (i)Sole power to vote or direct the vote
CMI                                                             0
Mr. Litwin                                                      0
Mr. Schnurbach                                                  0
GSH                                                             0
Glencoe GP (through its control of GSH)                         0
Glencoe Capital                                                 0
(through its control of Glencoe GP)


         (ii) Shared power to vote or to direct the vote:
CMI                                                     3,793,547
Mr. Litwin                                              3,793,547
Mr. Schnurbach                                            101,200
GSH                                                     3,503,709
Glencoe GP (through its
control of GSH)                                         3,503,709
Glencoe Capital                                         3,503,709
(through its control of Glencoe GP)

CUSIP NO. 731912101

         (iii) Sole power to dispose or to direct disposition:
CMI                                                     1,549,842
Mr. Litwin                                              1,574,842
Mr. Schnurbach                                            101,200
GSH                                                     1,827,667
Glencoe GP (through its
 control of GSH)                                        1,827,667
Glencoe Capital                                         1,827,667
 (through its control of Glencoe GP)


         (iv) Shared power to dispose or to direct disposition: 0

     Other than the transactions detailed in ITEM 3 above, none of the Reporting Persons has effected any transactions in the Common Stock in the past 60 days.

CUSIP NO. 731912101


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), we agree that this statement is filed on behalf of each of us. Pursuant to Rule 13D(k)(1), each person on whose behalf this statement is filed is responsible for the completeness and accuracy of the information concerning such person contained herein and such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reasons to believe that such information is inaccurate.

Dated as of  May 5, 2005

Consolidated Mercantile Incorporated


By: /s/STAN ABRAMOWITZ
Stan Abramowitz, Secretary



/s/FRED A. LITWIN
Fred A. Litwin



/s/ HENRY SCHNURBACH
Henry Schnurbach


GLENCOE CAPITAL, LLC


By: /s/ BETH A. SATTERFIELD
Beth A. Satterfield, Senior Vice President & Chief Financial Officer


GLENCOE SKYDOME HOLDINGS, L.P.
By:  Glencoe Skydome GP, Inc., its general partner


By: /s/ BETH A. SATTERFIELD
Beth Satterfield, Vice President, Secretary and Assistant
                  Treasurer of Glencoe Skydome GP, Inc.


GLENCOE SKYDOME GP, INC.


By: /s/ BETH A. SATTERFIELD
Beth Satterfield, Vice President, Secretary and Assistant
                  Treasurer